SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2005

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: August 25, 2005

                                 LANOPTICS LTD.
                                1 Hatamar Street
                              Yokneam 20692, Israel
                              Tel: +972-4-959-6666

                          ----------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON SEPTEMBER 28, 2005

                          ----------------------------

To our shareholders:

     Notice is hereby given of the Annual General Meeting of Shareholders (the "Meeting") of LanOptics Ltd. (the "Company"), to be held on September 28, 2005 at 11:00 A.M. (Israel time), at the principal executive offices of the Company at the address that appears above. Following are the agenda items for the
Meeting: (1) to elect four directors for the coming year; (2) to elect one outside director for a period of three years; (3) to review and discuss the Consolidated Financial Statements of the Company for the year ended December 31, 2004; to ratify the appointment of the independent auditors of the Company for the year ending December 31, 2005, and to authorize the compensation of the auditors; (4) to amend the Articles of Association of the Company regarding insurance, indemnification and exculpation; and (5) subject to approval of such amendment of the Articles of Association, to approve corresponding amendments to the indemnification agreements with each of the Company's directors.

     REQUIRED APPROVAL

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of all of the proposals (1), (2), (3) and (5) above. In addition, the approval of proposal (5) requires that the shareholder approval include at least one-third of the shareholders other than the Company's controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company. The affirmative vote of the holders of at least 75% of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of proposal (4) above.

     SHAREHOLDERS ENTITLED TO VOTE

     Shareholders of record at the close of business on August 26, 2005 will be entitled to vote at the Meeting. Also, shareholders who hold Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting.

     QUORUM

     At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Board may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum.

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     PROXY STATEMENT AND FORM OF PROXY

     A proxy statement containing more detailed information regarding the matters to be considered at the Meeting will be mailed to shareholders on or about September 1, 2005. Copies of the proxy statement will be available for inspection at the principal offices of the Company at the address that appears above, from Sunday through Thursday, by prior arrangement to be made by telephoning the Company at +972-4-959-6666.

                                                                  LanOptics Ltd.

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